EXHIBIT A

Supplemental Guarantor Information

The supplemental condensed consolidating financial information of the Guarantors is presented as of December 31, 2002 and for the three years ended June 30, 2002. This supplemental financial information should be read in conjunction with the Unaudited Consolidated Condensed Financial Statements for the six months ended December 31, 2002 and 2001 (US-GAAP) included in a Report on Form 6-K filed July 2, 2003 and the Group’s Audited Consolidated Financial Statements included in the Group’s 2002 Annual Report on Form 20-F, as amended, (the “2002 Financial Statements”).

A reconciliation of the Group’s results under A-GAAP to US-GAAP is presented in Note 20 to the 2002 Financial Statements. There are no GAAP reconciling items for the “News America Incorporated” column presented. For GAAP reconciling items related to “The News Corporation Limited” column, reference is made to Note 20 to the 2002 Financial Statements.

In accordance with SEC Rules and Regulations, in the “Guarantor Wholly Owned Subsidiaries” column, the Group uses the equity method to account for the results of all of the non-guarantor subsidiaries, representing substantially all of the Group’s consolidated results of operations, excluding certain intercompany eliminations. Accordingly, the Group believes there are no material differences between the reconciling items presented in Note 20 to the 2002 Financial Statements and the adjustments required to reconcile the results of the guarantor subsidiaries reflected in this column to US-GAAP. Therefore, the Group believes that a reconciliation of the supplemental guarantor information to US-GAAP would not materially affect an investor’s assessment of the nature and sufficiency of the guarantees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental Guarantor Information (Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

As of December 31, 2002

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non-Wholly Owned Subsidiaries	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Eliminations	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
ASSETS
Current Assets
Cash	3,351	8	1,022	28	655	399	—	5,463	5,463
Receivables	13	—	11	(89)	2,155	6,565	(658)	7,997	7,997
Inventories	—	—	1	—	757	1,802	(257)	2,303	2,303
Other	2	—	24	(1)	294	194	—	513	554

Total Current Assets	3,366	8	1,058	(62)	3,861	8,960	(915)	16,276	16,317

Investments
Investments in associated companies and Other investments	485	—	1,060	310	3,002	3,253	—	8,110	7,413
Intragroup investments	43,261	20,560	33,437	21,846	69,307	22,766	(211,177)	—	—

Total Investments	43,746	20,560	34,497	22,156	72,309	26,019	(211,177)	8,110	7,413

Property, plant and equipment	203	—	102	—	3,709	2,738	—	6,752	6,602

Other Assets
Intercompany	(38,273)	10,231	8,096	3,434	23,247	(6,798)	63	—	—
Goodwill	—	—	—	—	(45)	398	39	392	11,020
Publishing rights, titles and television licences	264	—	358	64	10,585	25,444	(314)	36,401	20,452
Non-current receivables	90	—	7	153	140	1,430	(927)	893	893
Inventories	—	—		—	207	5,034	(812)	4,429	4,429
Other	150	—	4	—	406	85	—	645	1,301

Total Other Assets	(37,769)	10,231	8,465	3,651	34,540	25,593	(1,951)	42,760	38,095

TOTAL ASSETS	9,546	30,799	44,122	25,745	114,419	63,310	(214,043)	73,898	68,427

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Interest bearing liabilities	113	—	—	—	22		—	135	135
Other current liabilities	50	—	77	107	3,252	8,415	(2,093)	9,808	9,740

Total Current Liabilities	163	—	77	107	3,274	8,415	(2,093)	9,943	9,875
Non-current Liabilities
Interest bearing liabilities	13,611	—	—	—	4	—	—	13,615	13,615
Other non-current liabilities	929	—	835	(201)	724	5,515	(1,877)	5,925	11,233

Total Non-Current Liabilities excluding exchangeable preferred securities	14,540	—	835	(201)	728	5,515	(1,877)	19,540	24,848
Exchangeable Preferred Securities	—	—	—	—	1,693	—	—	1,693	—

Total Liabilities	14,703	—	912	(94)	5,695	13,930	(3,970)	31,176	34,723
Minority interest in subsidiaries, including exchangeable preferred securities	—	—	—	—	—	—	—	—	7,829
Stockholders' Equity	(5,157)	30,799	43,210	25,839	108,724	49,380	(210,073)	42,722	25,875

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	9,546	30,799	44,122	25,745	114,419	63,310	(214,043)	73,898	68,427

See notes to supplemental guarantor information

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental Guarantor Information (Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

As of June 30, 2002

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non-Wholly Owned Subsidiaries	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Eliminations	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
ASSETS
Current Assets
Cash	3,920	7	778	66	1,192	374	—	6,337	6,337
Receivables	25	—	15	18	1,669	4,684	(602)	5,809	5,809
Inventories	—	—	1	—	439	1,657	(162)	1,935	1,935
Other	6	—	21	19	239	281	—	566	598

Total Current Assets	3,951	7	815	103	3,539	6,996	(764)	14,647	14,679

Investments
Investments in associated companies and Other investments	544	—	2,098	104	2,729	3,112	—	8,587	8,004
Intragroup investments	40,823	19,513	28,177	22,566	74,652	20,803	(206,534)	—	—

Total Investments	41,367	19,513	30,275	22,670	77,381	23,915	(206,534)	8,587	8,004

Property, plant and equipment	203	—	98	—	3,602	2,768	—	6,671	6,527

Other Assets
Intercompany	(37,181)	10,321	7,400	1,073	22,670	(4,283)	—	—	—
Goodwill	—	—	—	—	(45)	472	28	455	12,501
Publishing rights, titles and television licences	321	—		66	10,279	24,826	(144)	35,348	17,956
Non-current receivables	85	—	7	147	391	426	(260)	796	796
Inventories	—	—		—	202	4,665	(635)	4,232	4,232
Other	155	—	19	1	411	120	(1)	705	1,142

Total Other Assets	(36,620)	10,321	7,426	1,287	33,908	26,226	(1,012)	41,536	36,627

TOTAL ASSETS	8,901	29,841	38,614	24,060	118,430	59,905	(208,310)	71,441	65,837

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Interest bearing liabilities	175	—	—	—	11	1,670	—	1,856	1,856
Other current liabilities	138	—	113	150	3,030	6,491	(773)	9,149	9,362

Total Current Liabilities	313	—	113	150	3,041	8,161	(773)	11,005	11,218
Non-current Liabilities
Interest bearing liabilities	13,581	—	—	—	4	—	—	13,585	13,585
Other non-current liabilities	752	—	947	(209)	879	5,592	(2,268)	5,693	10,787

Total Non-Current Liabilities excluding exchangeable preferred securities	14,333	—	947	(209)	883	5,592	(2,268)	19,278	24,372
Exchangeable Preferred Securities	—	—	—	—	1,690	—	—	1,690	—

Total Liabilities	14,646	—	1,060	(59)	5,614	13,753	(3,041)	31,973	35,590
Minority interest in subsidiaries, including exchangeable preferred securities	—	—	—	—	—	—	—	—	5,294
Stockholders’ Equity	(5,745)	29,841	37,554	24,119	112,816	46,152	(205,269)	39,468	24,953

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	8,901	29,841	38,614	24,060	118,430	59,905	(208,310)	71,441	65,837

See notes to supplemental guarantor information

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental Guarantor Information (Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

As of June 30, 2001

(A$in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries(1)	Guarantor Non-Wholly Owned Subsidiaries	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Eliminations	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
ASSETS
Current Assets
Cash	3,460	6	700	109	1,060	254	26	5,615	5,615
Receivables	61	8,227	193	120	1,953	4,859	(8,730)	6,683	6,683
Inventories	—	—	71	—	486	2,702	—	3,259	3,259
Other	65	—	19	21	243	269	(1)	616	649

Total Current Assets	3,586	8,233	983	250	3,742	8,084	(8,705)	16,173	16,206

Investments
Investments in associated companies and Other investments	1,910	—	16,310	282	1,754	3,745	(850)	23,151	27,701
Intragroup Investments	36,301	25,122	12,655	16,904	96,135	18,043	(205,160)	—	—

Total Investments	38,211	25,122	28,965	17,186	97,889	21,788	(206,010)	23,151	27,701

Property, plant and equipment	45	—	84	—	4,015	2,985	(19)	7,110	6,963

Other Assets
Intercompany	(28,731)	—	7,115	1,650	19,876	(8,143)	8,233	—	—
Goodwill	—	—	—	—	20	518	(19)	519	2,172
Publishing rights, titles and television licenses	244	—	165	11	10,773	19,996	(138)	31,051	21,099
Non-current receivables	49	—	7	163	446	601	(504)	762	762
Inventories	—	—		—	227	5,236	(244)	5,219	5,219
Other	207	—	3	15	462	240	49	976	1,344

Total Other Assets	(28,231)	—	7,290	1,839	31,804	18,448	7,377	38,527	30,596

TOTAL ASSETS	13,611	33,355	37,322	19,275	137,450	51,305	(207,357)	84,961	81,466
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Interest bearing liabilities	50	—	—	—	13	—	—	63	63
Other current liabilities	144	142	327	230	3,316	6,979	(1,425)	9,713	9,947

Total Current Liabilities	194	142	327	230	3,329	6,979	(1,425)	9,776	10,010
Non-current Liabilities
Interest bearing liabilities	16,697	—	—	—	337	1,708	—	18,742	18,742
Other non-current liabilities	1,291	—	110	451	1,044	4,053	(1,768)	5,181	8,906

Total Non-Current Liabilities excluding exchangeable preferred securities	17,988	—	110	451	1,381	5,761	(1,768)	23,923	27,648

Exchangeable Preferred Securities	1,784	—	—	—	1,734	—	149	3,667	—

TOTAL LIABILITIES	19,966	142	437	681	6,444	12,740	(3,044)	37,366	37,658
Minority interest in subsidiaries, including exchangeable preferred securities	—	—	—	—	—	—	—	—	7,523
Stockholders’ Equity	(6,355)	33,213	36,885	18,594	131,006	38,565	(204,313)	47,595	36,285

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	13,611	33,355	37,322	19,275	137,450	51,305	(207,357)	84,961	81,466

See notes to supplemental guarantor information

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental Guarantor Information (Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL PERFORMANCE

For the year ended December 31, 2002

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non-Wholly Owned Subsidiaries	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Eliminations	The News Corporation Limited and Subsidiaries	Corporation Limited and Subsidiaries

Sales revenue	3	—	2	—	4,840	11,161	(655)	15,351	15,228
Operating expenses	107	—	15	8	4,216	9,330	(634)	13,042	13,014

Operating income (loss)	(104)	—	(13)	(8)	624	1,831	(21)	2,309	2,214

Net (loss) profit from associated entities	—	—	(163)	(2)	(201)	2	—	(364)	(917)
Net profit (loss) from subsidiary entities	3,840	725	3,166	1,311	428	—	(9,470)	—	—
Net borrowing costs	(1,460)	—	(118)	122	1,314	(290)	—	(432)	(432)
Dividend on exchangeable preferred securities	—	—	—	—	(46)	—	—	(46)	—
Gain on sale of subsidiary/associate shares	—	—	—	—	—	—	—	—	295
Other items before income tax	(38)	—	(572)	—	541	22	—	(47)	(154)

Profit (loss) from ordinary activities before income tax	2,238	725	2,300	1,423	2,660	1,565	(9,491)	1,420	1,006
Income tax (expense) benefit	—	—	(42)	—	(85)	(129)	(222)	(478)	(471)

Net profit (loss) from ordinary activities after tax	2,238	725	2,258	1,423	2,575	1,436	(9,713)	942	535
Net profit (loss) attributable to outside equity interest	—	—	—	—	—	(33)	(184)	(217)	(244)

Net profit (loss) attributable to members of the parent entity	2,238	725	2,258	1,423	2,575	1,403	(9,897)	725	291

See notes to supplemental guarantor information

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental Guarantor Information (Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL PERFORMANCE

For the six months ended December 31, 2001

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non-Wholly Owned Subsidiaries	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Eliminations	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
Sales revenue	5	—	9	—	4,798	10,742	(916)	14,638	14,522
Operating expenses	50	—	14	32	4,193	9,483	(797)	12,975	15,272

Operating income (loss)	(45)	—	(5)	(32)	605	1,259	(119)	1,663	(750)

Net profit (loss) from associated entities	(76)	—	16	(3)	(400)	(125)	(638)	(1,226)	(1,776)
Net profit (loss) from subsidiary entities	2,325	(1,041)	1,640	1,498	84	—	(4,506)	—	—
Net borrowing costs	(1,760)	3	454	121	1,180	(387)	(136)	(525)	(525)
Dividends on exchangeable preferred securities	(58)	—	—	—	16	—	(5)	(47)	—
Other items before income tax	(102)	—	(929)	(72)	(7,558)	1,096	7,288	(277)	2,190

Net profit (loss) from ordinary activities before income tax	284	(1,038)	1,176	1,512	(6,073)	1,843	1,884	(412)	(861)
Income tax benefit (expense)	—	—	(3)	—	(96)	(145)	(160)	(404)	(216)

Net profit (loss) from ordinary activities after tax	284	(1,038)	1,173	1,512	(6,169)	1,698	1,724	(816)	(1,077)
Net profit (loss) attributable to outside equity interest	—	—	—	—	—	(123)	(99)	(222)	(271)
Cumulative effect of accounting change, net of tax	—	—	—	—	—	—	—	—	(42)

Net profit (loss) attributable to members of the parent entity	284	(1,038)	1,173	1,512	(6,169)	1,575	1,625	(1,038)	(1,390)

See notes to supplemental guarantor information

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental Guarantor Information (Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL PERFORMANCE

For the year ended June 30, 2002

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non-Wholly Owned Subsidiaries	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Eliminations	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
Sales revenue	10	—	17	—	9,383	21,444	(1,840)	29,014	28,776
Operating expenses	205	—	28	67	7,993	18,940	(1,761)	25,472	28,520

Operating income (loss)	(195)	—	(11)	(67)	1,390	2,504	(79)	3,542	256

Net (loss) profit from associated entities	(76)	—	(353)	(6)	(848)	(151)	—	(1,434)	(14,840)
Net profit (loss) from subsidiary entities	1,573	(11,965)	41	2,198	(1,664)	—	9,817	—	—
Net borrowing costs	(3,733)	3	788	193	2,395	(646)	—	(1,000)	(1,000)
Dividend on exchangeable preferred securities	—	—	—	—	(93)	—	—	(93)	—
Other items before income tax	206	—	(1,697)	(124)	(11,577)	931	287	(11,974)	1,965

Profit (loss) from ordinary activities before income tax	(2,225)	(11,962)	(1,232)	2,194	(10,397)	2,638	10,025	(10,959)	(13,619)
Income tax (expense) benefit	(22)	—	(1)	—	(172)	(231)	(229)	(655)	(572)

Net profit (loss) from ordinary activities after tax	(2,247)	(11,962)	(1,233)	2,194	(10,569)	2,407	9,796	(11,614)	(14,191)
Cumulative effect of accounting change, net of tax	—	—	—	—	—	—	—	—	(118)
Net profit (loss) attributable to outside equity interest	—	—	—	—	—	(67)	(281)	(348)	(361)

Net profit (loss) attributable to members of the parent entity	(2,247)	(11,962)	(1,233)	2,194	(10,569)	2,340	9,515	(11,962)	(14,670)

See notes to supplemental guarantor information

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental Guarantor Information (Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL PERFORMANCE

For the year ended June 30, 2001

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries(1)	Guarantor Non-Wholly Owned Subsidiaries	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Eliminations	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
Sales revenue	52	—	1,038	—	8,184	17,646	(1,342)	25,578	25,387
Operating expenses	185	—	762	51	7,161	15,657	(1,331)	22,485	23,564

Operating income (loss)	(133)	—	276	(51)	1,023	1,989	(11)	3,093	1,823

Net profit (loss) from associated entities	—	—	543	11	(235)	7	(575)	(249)	(1,711)
Net profit (loss) from subsidiary entities	2,399	(3,257)	(2,729)	(917)	412	—	4,092	—	—
Net borrowing costs	(3,027)	2,511	924	75	8,746	(743)	(9,421)	(935)	(935)
Dividends on exchangeable preferred securities	—	—	—	—	(90)	—	—	(90)	—
Change in accounting policy before tax	—	—	—	—	—	(1,107)	—	(1,107)	—
Other items before income tax	(862)	—	(312)	861	5,886	(1,828)	(5,019)	(1,274)	635

Net profit (loss) from ordinary activities before income tax	(1,623)	(746)	(1,298)	(21)	15,742	(1,682)	(10,934)	(562)	(188)
Income tax benefit (expense)	(1)	—	(125)	11	(38)	221	(56)	12	(517)

Net profit (loss) from ordinary activities after tax	(1,624)	(746)	(1,423)	(10)	15,704	(1,461)	(10,990)	(550)	(705)
Cumulative effect of accounting change, net of tax	—	—	—	—	—	—	—	—	(958)
Net profit (loss) attributable to outside equity interests	—	—	—	—	—	(27)	(169)	(196)	1,445

Net profit (loss) attributable to members of the parent entity	(1,624)	(746)	(1,423)	(10)	15,704	(1,488)	(11,159)	(746)	(218)

See notes to supplemental guarantor information

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental Guarantor Information (Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL PERFORMANCE

For the year ended June 30, 2000

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non-Wholly Owned Subsidiary	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Eliminations	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
Sales revenue	12	—	(1,320)	1,974	9,768	14,835	(2,826)	22,443	22,337
Operating expenses	89	—	(996)	36	8,175	15,216	(2,819)	19,701	20,828

Operating income (loss)	(77)	—	(324)	1,938	1,593	(381)	(7)	2,742	1,509

Net profit (loss) from associated entities	—	—	(64)	(26)	(391)	56	127	(298)	(936)
Net profit (loss) from subsidiary entities	2,640	(1,063)	1,614	655	(10)	—	(3,836)	—	—
Net borrowing costs	(2,188)	2,984	1,779	73	4,403	(538)	(7,327)	(814)	(829)
Dividends on exchangeable preferred securities	—	—	—	—	(79)	—	—	(79)	—
Gain on issuance of subsidiary/associate shares	—	—	—	—	—	—	—	—	854
Other items before income tax	732	—	(122)	(1,903)	332	1,814	333	1,186	1,070

Profit (loss) from ordinary activities before income tax	1,107	1,921	2,883	737	5,848	951	(10,710)	2,737	1,668
Income tax benefit (expense)	(231)	—	86	1	(418)	(228)	111	(679)	(773)

Net profit (loss) from ordinary activities after tax	876	1,921	2,969	738	5,430	723	(10,599)	2,058	895
Net profit (loss) attributable to outside equity interest	—	—	—	—	—	(6)	(131)	(137)	(1,224)

Net profit (loss) attributable to members of the parent entity	876	1,921	2,969	738	5,430	717	(10,730)	1,921	(329)

See notes to supplemental guarantor information

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental Guarantor Information (Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended December 31, 2002

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non-Wholly Owned Subsidiaries	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Eliminations	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
Operating activity
Net profit (loss) attributable to members of the parent entity	2,238	725	2,258	1,423	2,575	1,403	(9,897)	725	291
Adjustment for non-cash and non-operating activities
Associated entity earning, net of dividends		—	151	2	106	3	—	262	815
Net profit (loss) from subsidiary entities	(3,840)	(725)	(3,166)	(1,311)	(428)	—	9,470	—	—
Depreciation and amortization	10	—	1	—	139	218	—	368	339
Other items, net	38	—	606	(64)	(527)	—	93	146	113
Provisions	18	—	83	(38)	60	(47)	240	316	(87)
Change in assets and liabilities	1,018		586	(2,148)	(2,237)	1,391	94	(1,296)	(956)

Cash provided (used) by operating activity	(518)	—	519	(2,136)	(312)	2,968	—	521	515

Investing and other activity
Property, plant and equipment	(9)	—	(5)	—	(146)	(167)	—	(327)	(327)
Investments	(4)	—	(351)	(50)	(134)	(947)	—	(1,486)	(1,480)
Repayment of loan by associate		—	170	—			—	170	170
Proceeds from sale of non-current assets	35	—	9	—	28	23	—	95	95

Cash (used) provided by investing activity	22	—	(177)	(50)	(252)	(1,091)	—	(1,548)	(1,542)

Financing activity
Repayment of debt	(80)	—	—	—	(10)	(1,863)	—	(1,953)	(1,953)
Funding from related entities	—	98	(98)	—	—	—	—	—	—
Issuance of shares	—	15	—	2,152	—	—	—	2,167	2,167
Dividends paid	—	(112)	—	(4)	(12)	(5)	—	(133)	(133)
Leasing and other finance costs	—		—	—	(2)		—	(2)	(2)

Cash provided (used) by financing activity	(80)	1	(98)	2,148	(24)	(1,868)	—	79	79

Net increase (decrease) in cash	(576)	1	244	(38)	(588)	9	—	(948)	(948)
Opening cash balance	3,920	7	778	66	1,192	374		6,337	6,337
Exchange movement on opening cash balance	7				51	16		74	74

Closing cash balance	3,351	8	1,022	28	655	399	—	5,463	5,463

See notes to supplemental guarantor information

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental Guarantor Information (Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the six months ended December 31, 2001

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non-Wholly Owned Subsidiaries	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Eliminations	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
Operating activity
Net profit (loss) attributable to members of the parent entity	284	(1,038)	1,173	1,512	(6,169)	1,575	1,625	(1,038)	(1,390)
Adjustment for non-cash and non-operating activities
Associated entity earning, net of dividends	5		(9)	3	60	83	—	142	1,741
Net profit (loss) from subsidiary entities	(2,325)	1,041	(1,640)	(1,498)	(84)	—	4,506	—	—
Depreciation and amortization	1	—	1	—	156	218	—	376	703
Other items, net	173	—	929	72	7,905	(898)	(6,586)	1,595	104
Provisions	(6)	5	(2)	—	57	(62)	97	89	(2,122)
Cumulative effect of accounting change	—	—	—	—	—	—	—	—	42
Change in assets and liabilities	2,659	(20)	(261)	(88)	(1,224)	(2,624)	328	(1,230)	787

Cash (used) provided by operating activity	791	(12)	191	1	701	(1,708)	(30)	(66)	(135)

Investing and other activity
Property, plant and equipment	(38)	—	(6)	—	(147)	(109)	—	(300)	(300)
Investments	(1,251)	—	(231)	—	(405)	(1,047)	—	(2,934)	(2,865)
Proceeds from sale of non-current assets	1,616	—	48	—	5	2,944	—	4,613	4,613

Cash used in investing activity	327	—	(189)	—	(547)	1,788	—	1,379	1,448

Financing activity
Repayment of debt	(622)	—	—	—	(30)	—	—	(652)	(652)
Issuance of shares	—	112	—	—	—	—	—	112	112
Dividends paid	—	(97)	—	—	(14)	(51)	—	(162)	(162)

Cash provided (used) by financing activity	(622)	15	—	—	(44)	(51)	—	(702)	(702)

Net increase (decrease) in cash	496	3	2	1	110	29	(30)	611	611
Opening cash balance	3,460	6	700	109	1,060	254	26	5,615	5,615
Exchange movement on opening cash balance	(10)				20	7	4	21	21

Closing cash balance	3,946	9	702	110	1,190	290	—	6,247	6,247

See notes to supplemental guarantor information

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental Guarantor Information (Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended June 30, 2002

(A$ in millions)

									US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non-Wholly Owned Subsidiaries	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Eliminations	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
Operating activity
Net profit (loss) attributable to members of the parent entity	(2,247)	(11,962)	(1,233)	2,194	(10,569)	2,340	9,515	(11,962)	(14,670)
Adjustment for non-cash and non-operating activities
Associated entity earning, net of dividends	6	—	45	6	184	147	—	388	13,155
Net profit (loss) from subsidiary entities	(1,573)	11,965	(41)	(2,198)	1,664	—	(9,817)	—	—
Depreciation and amortization	12	—	1	—	310	428	(2)	749	1,594
Other items, net	(116)	—	1,685	124	11,940	(884)	430	13,179	2,191
Provisions	68	—	680	(645)	(65)	—	340	378	378
Cumulative effect of accounting change	—	—	—	—	—	—	—	—	118
Change in assets and liabilities	6,350	(3)	(865)	444	(2,152)	(3,143)	(285)	346	304

Cash provided (used) by operating activity	2,500	—	272	(75)	1,312	(1,112)	181	3,078	3,070

Investing and other activity
Property, plant and equipment	(52)	—	(19)	—	(218)	(216)	—	(505)	(505)
Investments	(989)	—	(356)	(29)	(565)	(1,440)	—	(3,379)	(3,371)
Proceeds from sale of non-current assets	1,239	—	48	88	2	2,907	—	4,284	4,284

Cash (used) provided by investing activity	198	—	(327)	59	(781)	1,251	—	400	408

Financing activity
Issuance of debt
Repayment of debt	(1,883)	—	—	—	(298)	—	—	(2,181)	(2,181)
Funding from related entities	—	208	—	—	—	—	(208)	—	—
Issuance of shares	—	—	133	—	—	—	—	133	133
Dividends paid	—	(207)	—	(16)	(48)	(7)	—	(278)	(278)
Leasing and other finance costs	—	—		—	(2)	(5)	—	(7)	(7)

Cash provided (used) by financing activity	(1,883)	1	133	(16)	(348)	(12)	(208)	(2,333)	(2,333)

Net increase (decrease) in cash	815	1	78	(32)	183	127	(27)	1,145	1,145
Opening cash balance	3,460	6	700	109	1,060	254	26	5,615	5,615
Exchange movement on opening cash balance	(355)			(11)	(51)	(7)	1	(423)	(423)

Closing cash balance	3,920	7	778	66	1,192	374	—	6,337	6,337

See notes to supplemental guarantor information

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental Guarantor Information (Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended June 30, 2001

(A$in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries(1)	Guarantor Non-Wholly Owned Subsidiaries	Non-Guarantor Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Eliminations	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries

Operating activity
Net profit (loss) attributable to members of the parent entity	(1,624)	(746)	(1,423)	(10)	15,704	(1,488)	(11,159)	(746)	(218)
Adjustment for non-cash and non-operating activities
Associated entity earning, net of dividends	—	—	(533)	(21)	178	66	552	242	1,817
Net profit (loss) from subsidiary entities	(2,399)	3,257	2,729	917	(412)	—	(4,092)	—	—
Depreciation and amortization	3	—	6	—	311	390	(4)	706	1,488
Other items, net	862	—	260	(861)	(5,780)	1,843	5,018	1,342	—
Provisions	20	31	87	18	59	13	(40)	188	188
Change in accounting policy after tax	—	—	—	—	—	686	—	686	(635)
Cumulative effect of accounting change	—	—	—	—	—	—	—	—	958
Change in assets and liabilities	2,251	(2,542)	(3,452)	120	(7,757)	(388)	10,270	(1,498)	(2,887)

Cash (used) provided by operating activity	(887)	—	(2,326)	163	2,303	1,122	545	920	711

Investing and other activity
Property, plant and equipment	(14)	—	(29)	—	(699)	(371)	—	(1,113)	(1,113)
Investments	(134)	—	218	(160)	(2,210)	(765)	(2)	(3,053)	(2,844)
Proceeds from sale of non-current assets	935	—	918	—	532	—	2	2,387	2,387

Cash (used) provided in investing activity	787	—	1,107	(160)	(2,377)	(1,136)	—	(1,779)	(1,570)

Financing activity
Issuance of debt	1,496	133	—	—	—	—	(133)	1,496	1,496
Repayment of debt	(63)	—	—	—	—	—	—	(63)	(63)
Issuance of shares	56	—	—	—	—	—	—	56	56
Repurchase of preferred shares, net	—	—	(91)	—	—	—	—	(91)	(91)
Dividends paid	—	(129)	—	—	(67)	(9)	—	(205)	(205)
Leasing and other finance costs	—	—	—	—	(6)	—	1	(5)	(5)

Cash provided (used) by financing activity	1,489	4	(91)	—	(73)	(9)	(132)	1,188	1,188

Net increase (decrease) in cash	1,389	4	(1,310)	3	(147)	(23)	413	329	329
Opening cash balance	1,750	2	1,535	90	1,106	238	(83)	4,638	4,638
Exchange movement on opening cash balance	321	—	475	16	101	39	(304)	648	648

Closing cash balance	3,460	6	700	109	1,060	254	26	5,615	5,615

See notes to supplemental guarantor information

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental Guarantor Information (Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the year ended June 30, 2000

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non-Wholly Owned Subsidiary	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Eliminations	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
Operating activity
Net profit (loss) attributable to members of the parent entity	876	1,921	2,969	738	5,430	717	(10,730)	1,921	(329)
Adjustment for non-cash and non-operating activities
Associated entity earning, net of dividends	—	—	—	26	268	21	(20)	295	1,106
Net profit (loss) from subsidiary entities	(2,640)	1,063	(1,614)	(655)	10	—	3,836	—	—
Depreciation and amortization	2	—	(93)	—	369	288	(4)	562	1,222
Other items, net	(501)	—	139	1,903	23	(1,893)	(333)	(662)	(1,554)
Provisions	48	—	(33)	(82)	15	297	(103)	142	142
Change in assets and liabilties	2,863	(2,984)	(5,619)	(1,809)	3,134	2,115	575	(1,725)	(441)

Cash (used) provided by operating activity	648	—	(4,251)	121	9,249	1,545	(6,779)	533	146

Investing and other activity
Property, plant and equipment	(22)	—	48	—	(254)	(440)	(3)	(671)	(671)
Investments	(1,147)	—	(383)	(31)	(2,354)	(245)	3	(4,157)	(3,773)
Proceeds from sale of non-current assets	1,274	—	155	—	1,609	304	(1)	3,341	3,341

Cash used in investing activity	105	—	(180)	(31)	(999)	(381)	(1)	(1,487)	(1,103)

Financing activity
Issuance of debt	—	127	—	—	—	—	(127)	—	—
Repayment of debt	(491)	—	—	—	—	(1,130)	—	(1,621)	(1,621)
Issuance of shares in a subsidiary	—	—	—	—	—	300	17	317	317
Issuance of shares	—	—	2	—	(818)	—	943	127	127
Repurchase of preferred shares, net	—	—	—	—	(6,939)	—	5,773	(1,166)	(1,166)
Dividends paid	—	(125)	—	—	(110)	—	(1)	(236)	(233)
Leasing and other finance costs	—	—	46	—	(95)	(3)	—	(52)	(52)

Cash provided (used) by financing activity	(491)	2	48	—	(7,962)	(833)	6,605	(2,631)	(2,628)

Net increase (decrease) in cash	262	2	(4,383)	90	288	331	(175)	(3,585)	(3,585)
Opening cash balance	1,347	—	5,319	—	776	(29)	70	7,483	7,483
Exchange movement on opening cash balance	141	—	599	—	42	(64)	22	740	740

Closing cash balance	1,750	2	1,535	90	1,106	238	(83)	4,638	4,638

See notes to supplemental guarantor information

Notes to Supplemental Guarantor Information

(1)	Guarantors consist of The News Corporation Limited and the following subsidiaries:

Company Wholly Owned Subsidiaries	Jurisdiction of Incorporation	Principal Business
FEG Holdings, Inc.	Delaware, USA	Wholly-owned subsidiary of News America, which holds all of News Corporation’s equity and voting interest in FEG.

News America Marketing FSI, Inc.	Delaware, USA	Publishes free standing inserts.

News Publishing Australia Limited	Delaware, USA	U.S. holding company. Owns approximately 85% of News America.

Company Non-Wholly Owned Subsidiaries	Jurisdiction of Incorporation	Principal Business
Fox Entertainment Group, Inc.	Delaware, USA	Principally engaged in the development, production and worldwide distribution of feature films and television programs, television broadcasting and cable network programming.

(2)	In November 1998, Fox Entertainment Group, Inc. (“FEG”) a subsidiary of News Corporation issued 124.8 million shares of its Class A common stock in an initial public offering. The shares issued represented an equity interest of approximately 14.68%. As a result of this transaction, FEG has been classified in the “Guarantor Non-Wholly Owned Subsidiary” column and FEG’s subsidiaries have been included in the “Non-Guarantor Non-Wholly Owned Subsidiaries” column. In addition, News Corporation has agreed to indemnify FEG from and against any liabilities it may incur pursuant to its guarantees.

(3)	Investments in News Corporation subsidiaries, for purposes of the supplemental consolidating presentation, are accounted for by their parent companies under the equity method of accounting whereby earnings of subsidiaries are reflected in the parent company’s investment account and earnings.

(4)	The guarantees of NAI’s senior public indebtedness constitute senior indebtedness of each of the guarantors thereto, including the Company, and rank pari passu with all present and future senior indebtedness of such guarantors. Because the factual basis underlying the obligations created pursuant to the various facilities and other obligations constituting senior indebtedness of the Company and the guarantors of NAI’s senior public indebtedness, including News Corporation differ, it is not possible to predict how a court in bankruptcy would accord priorities among the obligations of News Corporation and its subsidiaries.